

07007867

BB 6/22 ✱

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 -53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna (312) 244-5253
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
B JUN 25 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400	Chicago	Illinois	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

CH 6/22

OATH OR AFFIRMATION

I, **Dominic Conenna**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ronin Capital, L.L.C.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


Official Seal
Renee Woods
Notary Public State of Illinois
My Commission Expires 06/25/2009

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Ronin Capital, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. and Subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 6,815,941
Securities purchased under agreements to resell	1,813,666,600
Deposits with clearing organizations (cash and cash equivalents of $10,929,916 and securities with a market value of $17,981,706)	28,911,622
Receivables from clearing brokers and clearing organizations	214,683,308
Securities owned, at fair value	2,348,947,805
Derivative financial instruments, at fair value	730,009,759
Memberships in exchanges, at cost (market value $40,921,860)	12,152,926
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation of $7,100,315)	3,750,026
Other assets	506,663
	$ 5,159,444,650

Liabilities and Members' Equity

Securities sold under agreements to repurchase	$ 1,380,018,500
Payables to clearing brokers and clearing organizations	367,063,988
Securities sold, not yet purchased, at fair value	2,537,923,121
Derivative financial instruments, at fair value	677,265,084
Accounts payable and accrued expenses	11,374,194
	4,973,644,887
Commitments, contingencies and guarantees	
Members' equity	185,799,763
	$ 5,159,444,650

The accompanying notes are an integral part of this consolidated statement of financial condition.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, L.L.C., ("Ronin") a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own account. Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Eurex, International Securities Exchange and the Fixed Income Clearing Corporation. The Company also engages in the buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. Ronin wholly owns and controls subsidiaries including, TPG Global, L.L.C. ("TPG"), Irish National Investments LTD ("INI"), Ronin Trading, JV and Dart Executions, L.L.C. ("Dart") (collectively, the "Company").

TPG is a Delaware limited liability company, broker-dealer registered under the Securities Exchange Act of 1934, member of the Chicago Stock Exchange, and is primarily engaged in the trading of fixed income securities. INI, registered in Dublin, Ireland, is primarily engaged in the trading of index futures and options listed on the Korean Futures Exchange. Ronin Trading, JV is a market-maker in equity index options on the American Stock Exchange. Dart, a member of the Chicago Stock Exchange and the NASDAQ Stock Market, provides execution services along with direct market access in equity, fixed income and derivative securities.

Basis of presentation: The consolidated financial statements include the accounts and results of operations of Ronin, TPG, INI, Ronin Trading, JV and Dart. All significant intercompany accounts and transactions have been eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in principal transactions in the consolidated statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2006, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Receivable from and payable to clearing brokers and clearing organizations: Receivables and payables relating to trades pending settlement are netted in receivable from clearing brokers in the consolidated statement of financial condition. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Memberships in exchanges: Memberships in exchanges required to be held by the Company for clearing and other privileges at certain clearing organizations and exchanges are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2006.

Memberships not held for operating purposes are carried at market value and are included in securities owned. Gains and losses on memberships are computed based upon specific identifications.

Interest and dividend revenue/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Ronin, TPG, Ronin Trading, JV and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

INI is subject to taxes in Ireland and computes a benefit or provision and files a separate tax return. Additionally, Thames Westminster Investments, Ltd, a subsidiary of TPG is subject to tax in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return.

Cash and cash equivalents: The Company has defined cash and cash equivalents as short-term, highly liquid securities and federal funds sold with original maturities of less than 90 days that are not used for trading purposes.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

Recent Accounting Pronouncements: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on January 1, 2007. Management is currently evaluating the provisions of FIN 48 and its potential effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on January 1, 2008. Management is currently evaluating the provisions of SFAS 157 and its potential effect on its consolidated financial statements.

Note 2. Receivables From and Payables To Clearing Brokers and Clearing Organizations

Receivables from and payables to clearing brokers and clearing organizations at December 31, 2006, consist of the following:

	Receivables	Payables
Clearing brokers and clearing organizations	$ 43,334,272	$ 280,059,550
Securities failed-to-deliver/receive	81,085,623	80,598,634
Net receivable for unsettled securities transactions	83,508,402	-
Interest and dividends	6,755,011	6,405,804
	$ 214,683,308	$ 367,063,988

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2006, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 1,195,736,203	$ 1,710,868,986
Equity securities	1,033,711,535	751,472,260
Corporate obligations	119,490,545	75,581,875
Foreign currencies	9,522	-
	$ 2,348,947,805	$ 2,537,923,121

U.S. government securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Note 4. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk

The fair value of derivative financial instruments at December 31, 2006, consisted of the following:

	Assets	Liabilities
Options	$ 457,835,419	$ 434,164,636
Options on futures contracts	272,174,340	243,100,448
	$ 730,009,759	$ 677,265,084

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Note 4. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company conducts business with several clearing brokers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at both financial institutions located in the United States and in other countries. The Company had cash at December 31, 2006 that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 5. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2006, consisted of the following:

		Amount
Computer equipment and software	$	6,355,672
Furniture and fixtures		987,554
Leasehold improvements		3,507,115
		10,850,341
Less accumulated depreciation		(7,100,315)
	$	3,750,026

Note 6. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnifications agreement that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

Note 6. Guarantees (continued)

As of December 31, 2006, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2006, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 7. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained approximately $1.8 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 8. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a revolving subordinated loan agreement with a financial institution in the amount of $20,000,000, maturing on December 15, 2007, and bearing interest at the prime rate plus 1 percent. No amounts were outstanding at December 31, 2006. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid

Note 9. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through November 2013. At December 31, 2006, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2007	$ 1,220,310
2008	1,242,498
2009	1,239,028
2010	1,227,737
2011	1,245,060
Thereafter	2,130,213
	$ 8,304,846

The terms of the Company's principal lease require that the Company deposit a standby letter of credit of $1,035,625. The Company also has deposited a standby letter of credit of $6,170,000 used in lieu of a margin deposit with an exchange clearing organization. Collateral for the letters of credit includes exchange memberships from various exchanges and certain stock in an exchange clearing organization.

The Company has entered into risk-based margin financing agreements with certain clearing brokers. The primary purpose of these loans is to provide temporary financing. As of December 31, 2006, there were no amounts outstanding under these agreements. These lines of credit are collateralized by all such property held by the clearing brokers. All amounts due are payable on demand or, if no demand has been made, on the expiration date.

In the ordinary course of its business, the Company is party to a number of legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

The Company has entered into an agreement with certain Class C Members whereby the Company will distribute assets of the Company to the Class C Members at such time when restrictions on the assets expire. The assets will be distributed at an amount of $953,000, which represents the cost of such assets. The distribution will be subject to the terms and conditions set forth in the Operating Agreement.

Note 10. Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 11. Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance, which generally limits its exposure to the first $30,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $5,000,000 per such participant's lifetime. At December 31, 2006, included in accounts payable and accrued liabilities is $215,000 related to the self-insurance obligation.

Note 12. Members' Equity

Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2006, individual members are represented in classes A, AA and C. There are no active members in class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C capital members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C capital members are entitled to an interest in the profits and losses of the Company, as defined, in an amount and upon the terms and conditions set forth in each Class C members' agreement. After allocation to the Class C members, profits and losses are further allocated to the Class A Member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Note 13. Regulatory Requirements

Ronin is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates its subsidiaries using the flow-through capital benefit method. With the exception of INI, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2006, TPG had net capital and net capital requirements of $7,187,871 and $100,000, Dart had net capital and net capital requirements of $1,388,269 and $100,000, and Ronin Trading JV had net capital and net capital requirements of $9,618,382 and $100,000. INI had members' equity of $3,251,456. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120% of their respective requirements in the computation of net capital. At December 31, 2006, Ronin had net capital of $42,583,368 which was $42,333,368 in excess of its $250,000 minimum net capital requirement.

Note 13. Regulatory Requirements (continued)

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Note 14. Subsequent Events

On January 23, 2007, the Company borrowed $20,000,000 on its revolving subordinated loan agreement (Note 8).

On January 25, 2007, Ronin entered into an agreement with AGS Partners to form an American Stock Exchange specialist firm, AGS Specialists II, L.L.C. Upon its formation, AGS Specialists II, L.L.C. acquired the operations of a previously existing American Stock Exchange specialist firm. Under the agreement, Ronin contributed $13.5 million of equity to AGS Specialists II, L.L.C.